SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 23, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3, 2002, and amendments thereto, hereby informs its shareholders and the market in general that the on December 23, 2015 ARSESP has published the following resolutions:

Resolution 614, which addresses the extension of the term of ARSESP Resolution nº 545 and the criteria, rules and conditions established therein for Sabesp to charge the Contingency Tariff, in order to reduce water consumption due to the serious water shortage.

RESOLVES:

Art. 1 - To extend until December 31, of 2016 or until there is more predictability regarding the water situation, the effectiveness of Resolution ARSESP No. 545 of January 7, 2015, maintaining the current, rules and conditions for the application of the contingency tariff by SABESP envisaged in said Resolution.

Art. 2 - This Resolution is effective as of the date of its publication.

Resolution 615, authorizes the extension of the term of SABESP Water Consumption Reduction Incentive Program and the update of the reference consumption to be used for obtaining the bonus.

RESOLVES:

Art. 1 - To authorize SABESP to extend the Water Consumption Reduction Incentive Program until December 31, 2016, or until there is more predictability regarding the water situation.

Art. 2 – The current rules for calculating the tariff bonus will be maintained until January 31, 2016;

Art. 3 – The updating of the reference consumption for calculating the bonus is authorized for bills whose consumption is measured as of February 1, 2016, by applying the updating factor of zero point seven eight (0.78) to the average consumption in the reference period between February/2013 and January/2014;

Art. 4 – The other rules and conditions of the Program not altered by this Resolution will be maintained, including the bonus ranges of 10%, 20% and 30%, in accordance with the savings obtained in conformity with the reference consumption updated as per article 3 of this Resolution;

Art. 5 – The extension applies to all municipalities currently receiving the bonus as a result of said Program.

Art. 6 - This Resolution is effective as of the date of its publication.

São Paulo, December 23, 2015.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 23, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.